Exhibit 99.1

Sono Group N.V. pro forma condensed consolidated Balance Sheet and Statement of Income as of and for the nine months ended September 30, 2024

Proforma Condensed Consolidated Statements of Income (Loss)

	Nine months ended September 30, 2024 (unaudited)	Pro Forma Adjustments		Pro Forma Combined Following Recapitalization
		mUSD 5 New Convertible Debenture (A)	Debt to Equity Conversion Adjustments (B)
	kEUR	kEUR	kEUR	kEUR
Revenue	-	-	-	-
Cost of goods sold	-	-	-	-
Gross loss	-	-	-	-
Cost of development expenses	(1,075)	-	-	(1,075)
Selling and distribution expenses	(437)	-	-	(437)
General and administrative expenses	(4,331)	-	-	(4,331)
Other operating (expenses)/income	67	-	-	67
Gain/(loss) on deconsolidation/reconsolidation	63,549	-	-	63,549
Operating Income/(Loss)	57,773	-	-	57,773

Interest and similar income	3,583	-	-	3,583
Interest and similar expenses	(4,944)	(552)	-	(5,496)
Income/(Loss) before tax	56,414	(552)	-	55,860
Taxes on income	-	-	-	-
Deferred taxes on expense	-	-	-	-
Income/(Loss) for the period	56,414	(552)	-	55,860

Proforma Condensed Consolidated Balance Sheets

	September 30, 2024 Unaudited	Pro Forma Adjustments		Pro Forma Combined following Recapitalization
		mUSD 5 New Convertible Debenture (A)	Debt to Equity Conversion Adjustments (B)
	kEUR	kEUR	kEUR	kEUR

ASSETS
Noncurrent assets
Property, plant and equipment	80	-	-	80
Right-of-use assets	985	-	-	985
Other financial assets	50	-	-	50
	1,115	-	-	1,115
Current assets
Work in progress	178	-	-	178
Other financial assets	-	-	-	-
Other non-financial assets	424	-	-	424
Cash and cash equivalents	2,957	4,749	-	7,706
	3,559	-	-	8,308
Total assets	4,674	4,749	-	9,423

EQUITY AND LIABILITIES
Equity
Subscribed capital	10,844	-	36,990	47,834
Capital and other reserves	287,904	-	-	287,904
Accumulated deficit	(327,924)	-	(552)	(328,476)
Total Equity	(29,176)	-	36,438	7,262

Noncurrent liabilities
Financial liabilities	938	-	-	938
	938	-	-	938

Current liabilities
Financial liabilities	31,689	4,749	(36,438)	-
Trade and other payables	955	-	-	955
Other liabilities	268	-	-	268
	32,912	4,749	(36,438)	1,223
Total equity and liabilities	4,674	4,749	-	9,423

A.     New Issuance of $5 Million Debenture Adjustment

As part of its strategic financial restructuring, Sono Group N.V. has entered into a Securities Purchase Agreement with Yorkville to issue a new secured convertible debenture with a principal amount of $5.0 million, subject to Nasdaq approving the Company’s requested uplisting to The Nasdaq Capital Market. The funding will be completed immediately prior to the uplisting.

B.     Conversion of all existing debt to preferred equity

Sono Group N.V. signed an Exchange Agreement with Yorkville to convert the newly issued debenture, along with all other existing outstanding convertible debentures, into preferred equity. The total debt being exchanged amounts to approximately $37.2 million, including the $32.2 million of previously issued convertible debentures and the $5.0 million new debenture, subject to Nasdaq approving the Company’s requested uplisting to The Nasdaq Capital Market.

Under the agreement, this debt will be converted into 1,242 newly issued preferred shares, each with a nominal value of €300. These shares are convertible into 30,000 ordinary shares post-implementation of the reverse stock split. The conversion will be completed immediately prior to the uplisting, and the resulting equity adjustment will be $37.2 million.